Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
(408) 657-3863

March 11, 2015

VIA EDGAR [CORRESPONDENCE FILING]

Ms. Deborah D. Skeens
Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2
Post-Effective Amendment No. 2/Acceleration Request
(File Nos. 333-186158 & 814-00830)

Dear Ms. Skeens:

Firsthand Technology Value Fund, Inc. (the “Fund”) hereby requests that the effective date of the above-referenced Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 be accelerated so that it may become effective by 1:00 p.m., Washington, D.C. time, on March 11, 2015, or as soon thereafter as practicable.

The Fund acknowledges the following: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Firsthand Technology Value Fund, Inc.

By:	/s/ Kevin Landis
Kevin Landis
President

cc:	Kelvin K. Leung, Esq., Firsthand Capital Management, Inc.
John F. Della Grotta, Esq., Paul Hastings LLP
David A. Hearth, Esq., Paul Hastings LLP